                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           MILLER EXPLORATION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   600533 10 3
                                 (CUSIP NUMBER)

                             WILLIAM CASEY MCMANEMIN
                         3738 OAK LAWN AVENUE, SUITE 300
                               DALLAS, TEXAS 75219
                                 (214) 559-0300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 21, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 600533 10 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          SASI Minerals Company
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization              Delaware
--------------------------------------------------------------------------------
      Number of                    (7)  Sole Voting Power                      0
      Shares Bene-                 ---------------------------------------------
      ficially                     (8)  Shared Voting Power                    0
      Owned by                     ---------------------------------------------
      Each                         (9)  Sole Dispositive Power                 0
      Reporting                    ---------------------------------------------
      Person With                  (10) Shared Dispositive Power               0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person              0
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                       0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

CUSIP NO. 600533 10 3             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          William Casey McManemin
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------
      Number of                    (7)  Sole Voting Power                 42,611
      Shares Bene-                 ---------------------------------------------
      ficially                     (8)  Shared Voting Power                    0
      Owned by                     ---------------------------------------------
      Each                         (9)  Sole Dispositive Power            42,611
      Reporting                    ---------------------------------------------
      Person With                  (10) Shared Dispositive Power               0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                          42,611
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 0.34%(1)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

(1) Based on the 12,614,874 share of Common Stock reported to be outstanding as of May 14, 1999 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

      No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No modification.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 has been amended by adding the following:

      The Company assigned all of its 1,042,480 shares of Common Stock on March 21, 1999. The Company assigned 1,025,105 shares of Common Stock to SFS, Inc., a Delaware corporation and an affiliate of the Company, and assigned 17,375 shares to Mr. McManemin.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended as follows:

      (a) The Company. The Company is the beneficial owner of zero shares (and thus zero percent) of the Common Stock.

          Mr. McManemin. Mr. McManemin is the beneficial owner of 42,611 shares (or 0.34%) of Common Stock, which number includes 2,000 shares underlying options that are exercisable within the next 60 days.

          Executive Officers and Directors. None of the executive officers and directors of the Company named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b) The Company. The Company has the power to vote or direct the vote or to dispose or direct the disposition of zero shares of Common Stock.

          Mr. McManemin. Mr. McManemin has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 42,611 shares of Common Stock.

          Executive Officers and Directors. No executive officer or director of the Company has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than the Company and Mr. McManemin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) The Company and Mr. McManemin each ceased to be the owner of more than five percent (5%) of the shares of Common Stock on March 21, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      No Modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -   Joint Filing Agreement dated June 29, 1999 between SASI Minerals
              Company and William Casey McManemin


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 29, 1999                         SASI MINERALS COMPANY


                                            By: /s/ William Casey McManemin
                                                --------------------------------
                                                William Casey McManemin
                                                Attorney-in-Fact


Date: June 29, 1999                             /s/ William Casey McManemin
                                                --------------------------------
                                                William Casey McManemin

                                Index to Exhibits

Exhibit 1 -   Joint Filing Agreement dated June 29, 1999 between SASI Minerals
              Company and William Casey McManemin